February 29, 2008

By U.S. Mail and Facsimile (202) 772-9205

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E. Washington, D.C. 20549

Re:	Omnicom Group Inc. Definitive Schedule 14A Filed April 23, 2007 File No. 1-10551

Dear Ms. Krebs:

        This letter sets forth the response of Omnicom Group Inc. (“Omnicom” or the “Company”) to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on January 18, 2008, to the Company’s response letter dated December 14, 2007 regarding the Company’s definitive Proxy Statement on Schedule 14A, filed April 23, 2007. Based on prior discussions between you and Joel H. Trotter of Latham & Watkins LLP, counsel to the Company, we confirmed that we expected to respond to your January 18, 2008 letter on or about the date hereof. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Compensation Discussion and Analysis, page 5

Annual Performance-Based Compensation Awards, page 7

1.	We have considered your response to comment six in our letter dated September 27, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each performance target you used and explain how disclosure could lead to competitive harm.

Kathleen Krebs
Division of Corporation Finance
Securities and Exchange Commission
February 29, 2008

Response:

        In future filings, we will comply with the Staff’s comment by disclosing the achievement by each named executive officer (“NEO”) of performance targets relating to annual growth in the Company’s earnings per share (“EPS”), to the extent such targets are material to determinations of annual incentive compensation.

        In addition to the foregoing EPS performance targets applicable to all NEOs, the Company’s 2006 material performance measures included performance targets for each of the network NEOs (those other than the Chief Executive Officer and the Chief Financial Officer) (the “Network NEOs”) with respect to stated annual growth in network net profit. For the reasons described below, we respectfully submit that targeted network net profit represents confidential financial information whose disclosure would result in competitive harm to the Company within the meaning of Instruction 4 to Item 402(b) of Regulation S-K. As a result, we respectfully submit that the specific target levels with respect to network net profit are not required to be disclosed. In future filings, however, the Company will discuss how difficult it will be for any NEO to achieve any material target levels that are not disclosed pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

        Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, registrants are not required to disclose performance targets that constitute confidential financial information when such disclosure would result in competitive harm to the registrant. The Staff’s response to Question 3.04 of the Interpretive Guidance concerning Item 402 established that the test for withholding performance target levels is the same as the test used when evaluating a confidential treatment request under Securities Act Rule 406 or Exchange Act Rule 24b-2.(1) These rules, in turn, derive their standard for withholding information from the Freedom of Information Act (“FOIA”). Courts have interpreted the confidentiality standard within the FOIA to uphold confidential treatment of financial information including income projections where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (D.D.C. 2005) at *7 (citing National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 684 (D.C. Cir. 1976)).

        1 Available at http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm (last update: August 8, 2007).

Kathleen Krebs
Division of Corporation Finance
Securities and Exchange Commission
February 29, 2008

        Applying this standard to the performance targets for network net profit, we respectfully submit that disclosure of network net profit targets could lead to competitive harm because (1) the Company could face a decreased ability to attract and retain executive talent in our industry; (2) the Company does not publicly disclose forward-looking information relating to network net profit; and (3) the overall matrix of establishing our network net profit performance targets and evaluating performance constitutes proprietary information that the Company’s competitors could use in designing competitive compensation structures.

(1)	Disclosure could decrease the Company’s ability to attract and retain executives.

        Omnicom is a strategic holding company. We provide professional services to clients through multiple agencies and agency networks around the world. Our companies provide advertising, marketing and corporate communications services. Omnicom’s business model was built and evolves around its clients. While our companies operate under different names and frame their ideas in different disciplines, we organize our services around clients. The fundamental premise of Omnicom’s business is that clients’ specific requirements should be the central focus in how we structure our business offering and allocate our resources including with respect to potential acquisitions. This client-centric business model results in multiple agencies within Omnicom collaborating in formal and informal virtual networks that cut across internal organizational structures to execute against our clients’ specific marketing requirements. We believe that this organizational philosophy, and our ability to execute on it, is what differentiates us from our competition. The execution of this strategy is highly dependent on cultivating and retaining top executive talent—the Network NEO—individuals who are familiar with our overall business strategy and who are uniquely capable of implementing the Company’s business initiatives. Integrating new subsidiaries into our business model is complex and requires experienced leadership and market knowledge. We value longstanding service to the Company because we believe that our investors benefit from talented managers who are intimately familiar with our clients and business strategy who have forged close relationships with their clients.

        Industry competition for executive talent—including successful efforts by our competitors to lure top talent from the Company—is well documented and often results in the loss of key clients as well.(2) In the Company’s highly competitive executive employment market,

        2 See, e.g., Emily Steel, “ICrossing Takes on World’s Omnicoms,” The Wall Street Journal (Feb. 19, 2008) (reporting on Don Scales, who became CEO of ICrossings six weeks after resigning as CEO of Omnicom subsidiary Agency.com, and his success at the start-up agency, which includes bringing in clients such as Epson America, Coca-Cola, Toyota and Travelocity); see also Alex Benady, “Lowe’s Back in Business,” The (London) Independent (Jan. 23, 2006) (reporting the departure of an advertising agency’s chief executive officer who left to start a new agency and took with him the prior agency’s largest account, valued at $80 million annually).

Kathleen Krebs
Division of Corporation Finance
Securities and Exchange Commission
February 29, 2008

the disclosure of confidential Network NEO performance targets could provide our competitors with an unfair advantage by providing them access to highly sensitive information regarding some of our most key employees. Nearly all of our competitors, the world’s top marketing organizations, are not subject to similar disclosure requirements applicable to the Company.(3) Armed with information regarding the Company’s Network NEO performance targets, these competitors could gain an unfair advantage by using our proprietary performance target data to more readily offer competing compensation packages designed to lure away our Network NEOs without offering any meaningful premium over existing compensation packages. Thus, our competitors could more readily induce the Company’s loss of Network NEOs, and their clients, at minimal additional cost to the competitor.

(2)	Disclosure could function as the equivalent of forward-looking information with respect to network net profit.

        Historically, the Company has not publicly disclosed forward-looking guidance or other prospective disclosure with respect to network net profit or any other indicator of the Company’s or its subsidiaries’financial performance. The Company has adopted this approach based on its belief that such guidance does not serve the best interests of the Company’s stockholders. We believe that our decision not to provide guidance allows us to maintain a longer-term outlook on our performance and represents a competitive advantage. We respectfully submit that disclosure of confidential financial performance targets could be misconstrued as a functional equivalent of earnings guidance, resulting in the loss of what we believe is a competitive advantage.

(3)	Disclosure could diminish the value of our compensation structure based on financial performance.

        The Company respectfully submits that the specific architecture and design of its financial performance compensation matrix for Network NEOs is confidential and proprietary information that provides us with a competitive advantage that could be lost if disclosed. In particular, the Company believes that it has created and developed a formula for compensating the world’s leading marketing executives in a manner that is superior to competing methodologies in the industry. Disclosure of the Network NEO performance targets could result in competitors mimicking these aspects of our compensation structure and therefore could eliminate a competitive advantage that we believe we have. Thus, the Company derives value

        3 The Company competes with WPP, IPG, Publicis, Dentsu, Havas, Aegis, Deutsch and Hakuhodo. Ad Age Agency Report (Apr. 20, 2007) (listing the world’s top eight marketing organizations with greater than $1 billion in revenue, of which only one company other than Omnicom is a U.S. company).

Kathleen Krebs
Division of Corporation Finance
Securities and Exchange Commission
February 29, 2008

from the confidentiality of its performance compensation structure as it relates to our Network NEOs. Disclosure of the Company’s financial performance targets for Network NEOs would constitute disclosure of a trade secret resulting in competitive harm within the meaning of Instruction 4 to Item 402(b) of Regulation S-K.

        Disclosure of the Company’s financial performance targets for Network NEOs could result in competitive harm to the Company by reducing its ability to attract and retain talented executives and their clients, requiring the Company to provide information that could be comparable to the forward-looking guidance it has historically eschewed, and destroying the confidentiality of the Network NEO performance target architecture, which represents a significant trade secret of the Company.

        Finally, the Company supplementally advises the Staff that, in the event that the Staff does not concur in the Company’s position that the foregoing analysis demonstrates that the Company is not required to disclose specific target levels for network net profit, the Company expects that it will, in the future, alter its existing compensation structure to avoid the use of any material performance targets based upon network net profit.

* * *

        If you have any questions or comments with regard to the foregoing, please call the undersigned at (212) 415-3640 or Joel H. Trotter of Latham & Watkins LLP, counsel to the Company, at (202) 637-2165.

Sincerely,

/s/ Michael J. O’Brien

Michael J. O’Brien
Senior Vice President,
General Counsel and Secretary